Filed by Blue Owl Capital Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Blue Owl Capital Corporation II
Commission File No. 814-01219
OBDC and OBDC II Merger
Management has proposed, and the Board of Directors of each of OBDC II and OBDC has approved, a merger of OBDC II with OBDC, as it offers the strongest long-term outcome for shareholders through greater scale, more efficient financing, and enhanced returns.  The proposal was made after reviewing all alternatives, during which review a special committee of independent directors of both OBDC and OBDC II hired financial advisors in connection with the transaction to ensure a thorough and independent evaluation.
Following the merger, OBDC II shareholders will benefit from OBDC’s higher dividend rate, as they will receive shares in OBDC, which currently pays a greater dividend than OBDC II. This combination also delivers a meaningful boost to ROE and provides full liquidity for OBDC II shareholders at closing.  Moreover, with approximately 98% portfolio overlap, the merger reduces costs, improves efficiency, and positions shareholders for stronger long-term value.
OBDC II shareholders will be given the opportunity to vote on the merger, which aligns with one of the original strategic options envisioned for the fund at inception.
Recent BDC sector volatility reflects technical market pressures, not portfolio fundamentals, which remain strong. OBDC also has a $200 million repurchase program in place to support its stock.
The merger does not include or impact Blue Owl’s other BDCs.
Historical Context for OBDC II
OBDC II commenced operations in 2017 with the goal of building a portfolio of originated debt investments to US companies that would deliver an attractive risk adjusted return. As outlined in OBDC II's disclosure at the time of its public offering, OBDC II also intended to (1) offer shareholders the potential for liquidity through quarterly tender offers and (2) seek a full liquidity event within 3 to 4 years of the completion of its offering, which period runs through 2026.
It is important to note that performance has been strong and OBDC II has delivered on its stated objectives. Since inception, OBDC II has delivered a 9.3% annualized return, meaningfully outperforming loan and HY indices, and every single quarterly tender has been fully satisfied.
Forward-Looking Statements
Some of the statements in this presentation constitute forward-looking statements because they relate to future events, future performance or financial condition of OBDC or OBDC II or the two-step merger (collectively, the “Mergers”) of OBDC II with and into OBDC. The forward-looking statements may include statements as to: future operating results of OBDC and OBDC II and distribution projections; business prospects of OBDC and OBDC II and the prospects of their portfolio companies; and the impact of the investments that OBDC and OBDC II expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this presentation involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OBDC and OBDC II shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine, as well as political and social unrest in the Middle East and North Africa regions, uncertainty with respect to immigration and general uncertainty surrounding the financial and political stability of the United States, the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OBDC’s and OBDC II’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated inflation rates, fluctuating interest rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, changes in law or regulation, including the impact of tariff enactment and tax reductions, trade disputes with other countries, and the risk of recession or a prolonged shutdown of government services could impact business prospects of OBDC and OBDC II and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Credit Advisors LLC to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of Blue Owl Credit Advisors LLC to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OBDC’s and OBDC II’s publicly disseminated documents and filings with the U.S. Securities and Exchange Commission (“SEC”). OBDC and OBDC II have based the forward-looking statements included in presentation on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OBDC and OBDC II undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OBDC and OBDC II in the future may file with the SEC, including the Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It
In connection with the Mergers, OBDC II plans to file with the SEC and mail to its shareholders a proxy statement/prospectus (the “Proxy Statement”) and OBDC plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Proxy Statement and a prospectus of OBDC. The Proxy Statement and the Registration Statement will contain important information about OBDC, OBDC II, the Mergers and related matters. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OBDC AND OBDC II ARE URGED TO READ THE PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBDC, OBDC II, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OBDC, from OBDC’s website at https://www.blueowlcapitalcorporation.com and for documents filed by OBDC II, from OBDC II’s website at https://www.blueowlproducts.com/our-products.
Participation in the Solicitation
OBDC, its directors, certain of its executive officers and certain employees and officers of Blue Owl Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about directors and executive officers of OBDC is set forth in its proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025. OBDC II, its directors, certain of its executive officers and certain employees and officers of and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about directors and executive officers of OBDC II is set forth in its proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OBDC and OBDC II shareholders in connection with the Mergers will be contained in the Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.
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